Filing by Invesco Van Kampen Municipal Opportunity Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
Invesco High Yield Investments Fund, Inc.
(SEC File No. 811-08044)
Invesco Insured Municipal Bond Trust
(SEC File No. 811-06053)
Invesco Insured Municipal Securities
(SEC File No. 811-07109)
Invesco Insured Municipal Trust
(SEC File No. 811-06434)
Invesco Municipal Income Opportunities Trust II
(SEC File No. 811-05793)
Invesco Municipal Income Opportunities Trust III
(SEC File No. 811-06052)
Invesco Quality Municipal Investment Trust
(SEC File No. 811-06346)
Invesco Quality Municipal Securities
(SEC File No. 811-07560)
Invesco California Insured Municipal Income Trust
(SEC File No. 811-07344)
Invesco California Quality Municipal Securities
(SEC File No. 811-07564)
Invesco Insured California Municipal Securities
(SEC File No. 811-07111)
Invesco Municipal Premium Income Trust
(SEC File No. 811-05688)
Invesco Van Kampen Select Sector Municipal Trust
(SEC File No. 811-08000)
Invesco Van Kampen Trust for Insured Municipals
(SEC File No. 811-06472)
Invesco New York Quality Municipal Securities
(SEC File No. 811-07562)
Invesco Van Kampen Massachusetts Value Municipal Income Trust
(SEC File No. 811-07088)
Invesco Van Kampen Ohio Quality Municipal Trust
(SEC File No. 811-06364)
Invesco Van Kampen Trust for Investment Grade New Jersey Municipals
(SEC File No. 811-06536)

Press Release For immediate release

Invesco Closed-End Funds Announce Approval of Plan to Redeem Auction Rate Preferred Shares at Par and Approval of Fund Redomestications and Mergers

CONTACT: Ivy McLemore 713-214-1904 ivy.mclemore@invesco.com
HOUSTON, November 30, 2011 — Invesco Advisers, Inc. today announced that the Boards of Trustees (the “Redeeming Funds’ Board”) of the Invesco tax-exempt closed-end funds (the “Redeeming Funds”) have approved a plan to redeem all of the Redeeming Funds’ outstanding auction rate preferred shares (“ARPS”) at their respective liquidation preferences (sometimes referred to as “at par”), together with accrued and unpaid dividends, if any, to the redemption date. These redemptions, which will total approximately $583,750,000 (excluding dividends), are anticipated to be funded with proceeds received from the issuance of Variable Rate Munifund Term Preferred Shares (“VMTPS”) and Tender Option Bonds (“TOBs”). VMTPS are a variable rate form of preferred stock with a mandatory redemption date.
Invesco is currently in active negotiations with various banks regarding the prospective issuance of VMTPS and TOBs. The timing of each Redeeming Fund’s replacement of ARPS with VMTPS and TOBs may vary and is subject to a number of factors, including, but not limited to, the negotiation of definitive agreements, changes in interest rates and other market conditions, the willingness of buyers to purchase VMTPS and TOBs, the eligibility of collateral held by the Redeeming Funds and the availability of attractive credit ratings, any of which may delay or prevent redemption of a Redeeming Fund’s ARPS. Invesco and the Redeeming Funds’ Board currently are targeting the redemptions to occur in the first half of 2012. However, definitive agreements regarding these transactions have not yet been entered into and there can be no assurance that all or any portion of any Redeeming Fund’s ARPS will be redeemed. Accordingly, the Redeeming Funds’ Board will determine, based on the facts and circumstances applicable to each Redeeming Fund at any particular time, when redemption of each Redeeming Fund’s ARPS will occur.
Invesco will keep market participants and shareholders informed of material developments in the Redeeming Funds’ progress to redeem ARPS via press releases and on Invesco’s website at www.invesco.com/portal/site/us/news.
Approval of Invesco Fund Redomestications and Mergers
Invesco today announced that the Boards of Directors/Trustees of the Invesco closed-end funds have approved the redomestication of each fund into a Delaware statutory trust, the mergers of certain closed-end funds outlined in the table below, and the solicitation of shareholder votes to approve these proposed transactions.
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Invesco
11 Greenway Plaza, Suite 2500 Houston, TX 77046-1173 www.invesco.com

The Boards also considered the impact of the mergers on the fee levels of the funds and approved adjustments to certain funds’ contractual fee levels, subject to shareholder approval, to further rationalize fees across the Invesco complex and against competitors’ fee levels. Shareholder meeting dates, voting information and other details regarding the proposed fund redomestications and mergers will be included in subsequent communications and on Invesco’s website at www.invesco.com/portal/site/us/news.
Proposed Closed-End Fund Mergers

Target Fund Name	Surviving Fund Name

Invesco High Yield Investments Fund, Inc. (MSY)	Invesco Van Kampen High Income Trust II (VLT)
Invesco Insured Municipal Bond Trust (IMC)	Invesco Insured Municipal Income Trust (IIM)
Invesco Insured Municipal Securities (IMS)	Invesco Insured Municipal Income Trust (IIM)
Invesco Insured Municipal Trust (IMT)	Invesco Insured Municipal Income Trust (IIM)
Invesco Municipal Income Opportunities Trust II (OIB)	Invesco Municipal Income Opportunities Trust (OIA)
Invesco Municipal Income Opportunities Trust III (OIC)	Invesco Municipal Income Opportunities Trust (OIA)
Invesco Quality Municipal Investment Trust (IQT)	Invesco Quality Municipal Income Trust (IQI)
Invesco Quality Municipal Securities (IQM)	Invesco Quality Municipal Income Trust (IQI)
Invesco California Insured Municipal Income Trust (IIC)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco California Quality Municipal Securities (IQC)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco Insured California Municipal Securities (ICS)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco Municipal Premium Income Trust (PIA)	Invesco Van Kampen Municipal Opportunity Trust (VMO)
Invesco New York Quality Municipal Securities (IQN)	Invesco Van Kampen Trust for Investment Grade New York Municipals (VTN)
The proposed redomestications and mergers remain subject to certain conditions, including approval by shareholders of the funds and customary closing conditions. Each fund participating in a redomestication or a merger will file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”). These proxy statements will also include prospectuses for the funds listed above as surviving funds. All shareholders are advised to read the definitive proxy statements in their entirety when they become available because they will contain important information regarding the funds, the Board’s considerations in recommending the redomestications and the mergers, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.
Definitive proxy statements are expected to be mailed to fund shareholders during the first half of 2012. Shareholders may obtain a free copy of the definitive proxy statements when available, along with other documents filed by the funds with the SEC, at the SEC’s website at http://www.sec.gov. In addition, copies of the definitive proxy statements, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 2500, Houston, TX 77046 or via phone to 800 959 4246.
Each fund also files annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by a fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
The foregoing is not an offer for sale of any securities nor a solicitation of any proxy.
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About Invesco
Invesco is a leading independent global investment manager, dedicated to helping investors worldwide achieve their financial objectives. By delivering the combined power of our distinctive investment management capabilities, Invesco provides a wide range of investment strategies and vehicles to our retail, institutional and high net worth clients around the world. Operating in more than 20 countries, the company is listed on the New York Stock Exchange under the symbol IVZ. Additional information is available at www.invesco.com.
Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail mutual funds, exchange-traded funds and institutional money market funds and the subdistributor for its STIC Global Funds. Both are wholly owned, indirect subsidiaries of Invesco Ltd. The information contained herein may include forward looking statements about the Funds’ capital structure changes and transactions. These statements provide no assurances as to the outcome of the changes or transactions or as to whether they will, in fact, be consummated.
NOT FDIC INSURED, MAY LOSE VALUE, OFFER NO BANK GUARANTEE
—Invesco—

Press Release For immediate release

Invesco Van Kampen Closed-End Funds Announce Approval of Plan to Redeem Auction Rate Preferred Shares at Par and Approval of Fund Redomestications and Mergers

Plan for Redemption of Auction Rate Preferred Shares at Par Approved for Invesco Van Kampen Tax-Exempt Closed-End Funds

CONTACT: Ivy McLemore 713-214-1904 ivy.mclemore@invesco.com
HOUSTON, November 30, 2011 — Invesco Advisers, Inc. today announced that the Boards of Trustees (the “Board”) of the Invesco Van Kampen tax-exempt closed-end funds (the “Redeeming Funds”) have approved a plan to redeem all of the Redeeming Funds’ outstanding auction rate preferred shares (“ARPS”) at their respective liquidation preferences (sometimes referred to as “at par”), together with accrued and unpaid dividends, if any, to the redemption date. These redemptions, which will total approximately $1,664,750,000 (excluding dividends), are anticipated to be funded with proceeds received from the issuance of Variable Rate Munifund Term Preferred Shares (“VMTPS”) and Tender Option Bonds (“TOBs”). VMTPS are a variable rate form of preferred stock with a mandatory redemption date.
Invesco is currently in active negotiations with various banks regarding the prospective issuance of VMTPS and TOBs. The timing of each Redeeming Fund’s replacement of ARPS with VMTPS and TOBs may vary and is subject to a number of factors, including, but not limited to, the negotiation of definitive agreements, changes in interest rates and other market conditions, the willingness of buyers to purchase VMTPS and TOBs, the eligibility of collateral held by the Redeeming Funds and the availability of attractive credit ratings, any of which may delay or prevent redemption of a Redeeming Fund’s ARPS. Invesco and the Boards currently are targeting the redemptions to occur in the first half of 2012. However, definitive agreements regarding these transactions have not yet been entered into and there can be no assurance that all or any portion of any Redeeming Fund’s ARPS will be redeemed. Accordingly, the Board of each Redeeming Fund will determine, based on the facts and circumstances applicable to each Redeeming Fund at any particular time, when redemption of each Redeeming Fund’s ARPS will occur.
Invesco will keep market participants and shareholders informed of material developments in the Redeeming Funds’ progress to redeem ARPS via press releases and on Invesco’s website at www.invesco.com/portal/site/us/news.
Approval of Invesco Van Kampen Fund Redomestications and Mergers
Invesco today announced that the Boards of the Invesco Van Kampen closed-end funds have approved the redomestication of each fund that is not currently a Delaware statutory trust into a Delaware statutory trust, the mergers of certain closed-end funds outlined in the table below, and the solicitation of shareholder votes to approve these proposed transactions. Shareholder meeting dates, voting information and other details regarding the proposed fund redomestications and mergers will be included in subsequent communications and on Invesco’s website at www.invesco.com/portal/site/us/news.
-more-

Invesco
11 Greenway Plaza, Suite 2500 Houston, TX 77046-1173 www.invesco.com

Proposed Closed-End Fund Mergers

Target Fund Name	Surviving Fund Name

Invesco High Yield Investments Fund, Inc. (MSY)	Invesco Van Kampen High Income Trust II (VLT)
Invesco California Insured Municipal Income Trust (IIC)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco California Quality Municipal Securities (IQC)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco Insured California Municipal Securities (ICS)	Invesco Van Kampen California Value Municipal Income Trust (VCV)
Invesco Municipal Premium Income Trust (PIA)	Invesco Van Kampen Municipal Opportunity Trust (VMO)
Invesco Van Kampen Select Sector Municipal Trust (VKL)	Invesco Van Kampen Municipal Opportunity Trust (VMO)
Invesco Van Kampen Trust for Insured Municipals (VIM)	Invesco Van Kampen Municipal Opportunity Trust (VMO)
Invesco New York Quality Municipal Securities (IQN)	Invesco Van Kampen Trust for Investment Grade New York Municipals (VTN)
Invesco Van Kampen Massachusetts Value Income Trust (VMV)	Invesco Van Kampen Municipal Trust (VKQ)
Invesco Van Kampen Ohio Quality Municipal Trust (VOQ)	Invesco Van Kampen Municipal Trust (VKQ)
Invesco Van Kampen Trust for Investment Grade New Jersey Municipals (VTJ)	Invesco Van Kampen Municipal Trust (VKQ)
The proposed redomestications and mergers remain subject to certain conditions, including approval by shareholders of the funds and customary closing conditions. Each fund participating in a redomestication or a merger will file a definitive proxy statement with the Securities and Exchange Commission (the “SEC”). These proxy statements will also include prospectuses for the funds listed above as surviving funds. All shareholders are advised to read the definitive proxy statements in their entirety when they become available because they will contain important information regarding the funds, the Board’s considerations in recommending the redomestications and the mergers, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.
Definitive proxy statements are expected to be mailed to fund shareholders during the first half of 2012. Shareholders may obtain a free copy of the definitive proxy statements when available, along with other documents filed by the funds with the SEC, at the SEC’s website at http://www.sec.gov. In addition, copies of the definitive proxy statements, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 2500, Houston, TX 77046 or via phone to 800 959 4246.
Each fund also files annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by a fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
The foregoing is not an offer for sale of any securities nor a solicitation of any proxy.
-more-

About Invesco
Invesco is a leading independent global investment manager, dedicated to helping investors worldwide achieve their financial objectives. By delivering the combined power of our distinctive investment management capabilities, Invesco provides a wide range of investment strategies and vehicles to our retail, institutional and high net worth clients around the world. Operating in more than 20 countries, the company is listed on the New York Stock Exchange under the symbol IVZ. Additional information is available at www.invesco.com.
Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail mutual funds, exchange-traded funds and institutional money market funds and the subdistributor for its STIC Global Funds. Both are wholly owned, indirect subsidiaries of Invesco Ltd. The information contained herein may include forward looking statements about the Funds’ capital structure changes and transactions. These statements provide no assurances as to the outcome of the changes or transactions or as to whether they will, in fact, be consummated.
NOT FDIC INSURED, MAY LOSE VALUE, OFFER NO BANK GUARANTEE
—Invesco—